SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: September 28, 2012

List of materials

Documents attached hereto:

i) Press release announcing Sony Completes Transfer of Chemical Products Businesses

News & Information	1-7-1 Konan Minato-ku Tokyo 108-0075 Sony Corporation

September 28, 2012
No.12-146E

Sony Completes Transfer of Chemical Products Businesses

Tokyo, Japan – September 28, 2012 - Sony Corporation (“Sony”) today announced that it has completed the sale of certain chemical products businesses operated by Sony Group, including
Sony Chemical & Information Device Corporation (“SCID”), a wholly-owned subsidiary of Sony, to Development Bank of Japan Inc. (“DBJ”), in accordance with the definitive agreements announced on June 28, 2012.

As the result of this transaction, the transfer of all of Sony’s domestic and overseas operations of the chemical products businesses, including all shares in SCID, to DBJ has been completed, and Sony has received 57.20674 billion yen in cash.

 The Cash consideration for the SCID shares may be adjusted pursuant to the definitive agreements. Sony is currently evaluating the impact of this transaction on its consolidated financial results for the fiscal year ending March 31, 2013.

*All names of companies contained herein are trademarks or registered trademarks of the respective companies, even without trademark indications ® or ™.

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